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                                                                  Exhibit (a)(8)

EMC Announces Agreement to Acquire SOFTWORKS, Inc.; Storage Management Software Company Ranked Among BusinessWeek's 100 Hot Growth Companies Tuesday,
December 21, 1999 09:27 AM

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HOPKINTON, Mass.--(BUSINESS WIRE)--Dec. 21, 1999--EMC Corporation (NYSE:EMC,
news, msgs) and SOFTWORKS, Inc. (NASDAQ:SWRX, news, msgs), announced today a definitive agreement for EMC to acquire publicly held SOFTWORKS of Alexandria, Va., in a cash transaction valued at approximately $192 million. SOFTWORKS is a leading global provider of enterprise data, storage and performance management software. This acquisition will enable EMC to expand its product offerings in the rapidly growing market for storage management software.

Under the terms of the agreement, EMC will offer to purchase, through a cash tender offer, all outstanding shares of SOFTWORKS stock for $10 per share. The cash tender offer will commence no later than December 28, 1999. This acquisition has been approved by the board of directors of each company and is subject to various conditions and regulatory approvals. Certain shareholders of SOFTWORKS, who, in the aggregate, hold approximately 42% of SOFTWORKS' outstanding stock, have agreed to tender their shares into the offer. The acquisition is expected to be completed by the end of the first quarter of 2000.

Mike Ruettgers, EMC President and CEO, said, "As enterprise storage becomes the central strategic technology investment for companies that depend on information to run their businesses, EMC's industry-leading software portfolio continues to grow in importance. Storage management, built around our new EMC ControlCenter framework, represents the fastest-growing portion of EMC's software business. SOFTWORKS' products are key enablers for customers in both mainframe and open systems environments. We believe SOFTWORKS' knowledge and experience will accelerate EMC's time to market in several new and emerging areas of storage management software."

Judy Carter, CEO of SOFTWORKS, said, "The combination of SOFTWORKS' outstanding technology and the depth of EMC's storage offerings and worldwide market presence will make this a highly complementary and powerful union. We are excited at the prospect of joining the EMC team at a time when the world is increasingly recognizing the need for intelligent enterprise storage management. We believe SOFTWORKS' technology will flourish as part of EMC, as no other technology

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company has the clear vision and track record of successful execution that EMC brings to bear on customers' information management challenges."

SOFTWORKS was ranked among BusinessWeek's 1999 Hot Growth list of America's 100 fastest-growing small companies. SOFTWORKS' products improve the management, performance and integrity of critical corporate information across Windows NT, UNIX, OS/390, and MVS platforms. SOFTWORKS' customers include nearly 90% of the Fortune 100 and more than half of the Fortune 500. SOFTWORKS is a member of the FibreAlliance, an open industry consortium developing standards for managing storage area networks (SANs), and the EMC E-Infostructure Developers Program.

EMC Corporation, based in Hopkinton, Massachusetts, is the world's technology and market leader in the rapidly growing market for intelligent enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect and share information from all major computing environments, including Unix, Windows NT, Linux and mainframe platforms. The company has offices worldwide, trades on the New York Stock Exchange under the symbol EMC, and is a component of the S&P 500 Index. For further information about EMC and its storage solutions, EMC's corporate web site can be accessed at http://www.EMC.com.

This release contains "forward-looking statements" as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) component quality and availability; (ii) delays in the development of new technology and the transition to new products; (iii) competitive factors, including but not limited to pricing pressures, in the computer storage and server markets; (iv) the relative and varying rates of product price and component cost declines; (v) economic trends in various geographic markets and fluctuating currency exchange rates; (vi) deterioration or termination of the agreements with certain of the Company's resellers or OEMs; (vii) the uneven pattern of quarterly sales; (viii) risks associated with strategic investments and acquisitions; (ix) Year 2000 issues; and (x) other one-time events and other important factors disclosed previously and from time to time in EMC's filings with the U.S. Securities and Exchange Commission.

EMC is a registered trademark and EMC ControlCenter is a trademark of EMC Corporation. Other trademarks are the property of their respective owners.

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CONTACT:
EMC Corporation
Mark Fredrickson

(508) 435-1000 (77137)
fredrickson_mark@emc.com

or

SOFTWORKS, Inc.
Ian Strain
703-317-8799
istrain@softworkscc.com


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